Exhibit 99.1
Submission of Matters to a Vote of Security Holders
The following matters were submitted to a vote of stockholders at the Annual Meeting on April 28, 2004.
Voters elected twelve directors for one-year terms. The vote tabulation for individual directors was:

Directors	Shares For	Shares Withheld

S. H. Armacost	901,128,044	26,008,812
R. E. Denham	894,372,276	32,764,581
R. J. Eaton	908,737,953	18,398,904
S. L. Ginn	890,346,825	36,790,031
C. A. Hills	900,151,399	26,985,457
F. G. Jenifer	890,441,304	36,695,552
J. B. Johnston	903,246,234	23,890,622
S. Nunn	858,849,709	68,287,148
D. J. O’Reilly	900,412,918	26,723,938
P. J. Robertson	903,185,980	23,950,876
C. R. Shoemate	896,285,668	30,851,189
C. Ware	908,781,398	18,355,458
Voters approved the appointment of PricewaterhouseCoopers LLP as the company’s independent accountants by a vote of 884,976,783 (96.15 percent) for and 35,433,490 (3.85 percent) against. There were also 6,726,349 abstentions.
Voters approved the stockholder rights plan by a vote of 640,569,071 (85.12 percent) for and 111,977,435 (14.88 percent) against. There were also 8,557,851 abstentions.
Voters approved the ChevronTexaco Corporation Long-Term Incentive Plan and specific approval of performance based provisions by a vote of 676,547,116 (90.16 percent) for and 73,828,342 (9.84 percent) against. There were also 10,836,314 abstentions.
Voters rejected a stockholder proposal to report on the economic effects of HIV/ AIDS, Tuberculosis and Malaria by a vote of 58,110,169 (8.40 percent) for and 633,797,314 (91.60 percent) against. There were also 69,180,506 abstentions.
Voters rejected a stockholder proposal for political disclosure by a vote of 83,369,155 (12.00 percent) for and 611,252,018 (88.00 percent) against. There were also 66,591,486 abstentions.
Voters rejected a stockholder proposal for a director election vote threshold by a vote of 71,923,916 (9.67 percent) for and 671,546,468 (90.33 percent) against. There were also 17,744,788 abstentions.
Voters rejected a stockholder proposal to report on Ecuador by a vote of 64,460,628 (9.46 percent) for and 617,033,823 (90.54 percent) against. There were also 79,720,591 abstentions.
Voters rejected a stockholder proposal to report on renewable energy by a vote of 64,553,253 (9.41 percent) for and 621,704,917 (90.59 percent) against. There were also 74,921,534 abstentions.

E-11